February 25, 2015

Via EDGAR Transmission

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      National Steel Company
Form 20-F for the fiscal year ended December 31, 2013
Filed April 30, 2014
Response Letter dated January 26, 2015

File No. 1-14732

Dear Mr. O’Brien:

Companhia Siderúrgica Nacional (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) on February 10, 2015 regarding the Company’s response, dated January 26, 2015, to the Staff’s December 23, 2014 letter, concerning the Company’s annual report on Form 20-F filed on April 30, 2014.

In order to allow the Company’s external auditors to complete their review of the Company’s responses, the Company requests an extension of the deadline for submission of its responses to the Staff to March 2, 2015 from the original date, February 25, 2015.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Andrew Jánszky at +55-11-3927-7701, Felipe Camara at +55-11-3927-7716 or Maria Beatriz Martinez Alves at +55-11-3049-7537.

Sincerely, /s/ Rogério Leme Borges dos Santos_ Companhia Siderúrgica Nacional By: Rogério Leme Borges dos Santos Title: Controller and Principal Financial Officer

Companhia Siderúrgica Nacional

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP